Exhibit 99.2

N E W S   R E L E A S E

CURRENT TRADING IN LINE WITH EXPECTATIONS

Prior to entering the close period in respect of its preliminary results for the year ended 31st December 2002, Gallaher Group Plc shortly will be speaking to analysts and investors, and is making this statement.

Gallaher confirms that group trading in 2002 has remained in line with management’s expectations, and the Group’s business remains in a strong position going forward.

- United Kingdom

During the period January to October 2002, the UK duty paid market remained stable compared to 2001, assisted by HM Customs’ border controls. On 29th October 2002, the UK Government announced that the indicative allowance for personal travellers within the EU was being increased to 3,200 cigarettes (from 800 cigarettes) per trip. Initial indications following this announcement demonstrate that there has been an increase in the amount of non-UK duty paid cigarettes being purchased by personal travellers in the EU, and, as such, there may be some negative impact on the size of the UK duty paid market in the near term.

The Government’s announcement also included additional measures for HM Customs to tackle criminal gangs who trade in contraband cigarettes and tobacco. Gallaher believes that these measures will partly offset the impact of the increase in personal allowances in the medium term.

Gallaher expects that its Continental European division will benefit from sales to personal travellers within the EU. At group level, therefore, Gallaher does not expect the increase in personal allowances to have a material impact on group earnings.

Supported by the successful launch of Mayfair Superkings in July 2002, the Group’s share of UK consumer cigarette sales steadily increased during the second half of this year – standing at 38.5% in November 2002.

Gallaher continued to invest incrementally behind its brands during the second half of this year, and will continue to do so until the implementation of the Tobacco Advertising and Promotion Act 2002.

Continued/…

- Continental Europe

The benefits of integrating Gallaher’s existing positions in Continental European markets with those acquired as part of Austria Tabak have continued to feed through during the second half. In the period July to November, total volume sales (excluding volumes manufactured under license and contract) grew by more than 10% over the pro-forma sales in the corresponding period in 2001.

The Group’s leading positions in Austria and Sweden continue to underpin strong volume growth in a selection of markets – ranging from Italy, where Gallaher now has well over 1% of consumer sales (up from 0.3% in 2001), through to Central and Eastern Europe, where volume sales are more than double those in the same period last year.

Following the formation of the joint venture company Reynolds-Gallaher International with R.J. Reynolds, Inc., in July 2002, the brand Reynolds – a new American blend cigarette in a unique ‘slide box’ pack – was launched in the Canary Islands at the end of October. Following a successful distribution drive in this market, it is planned to introduce Reynolds in France, Spain and Italy during 2003.

The performances of Gallaher’s European distribution operations remain in line with management’s expectations.

As noted above, the Group expects that its EU markets will benefit from sales to UK personal travellers following the change in cross-border indicative allowances, which will partly offset the impact of the allowance change on UK duty paid volume sales.

- Commonwealth of Independent States

Gallaher’s total volume sales in the CIS have continued to grow strongly – cigarette sales increased by over 25% in the period July to November, with good increases recorded across the Group’s three key markets.

In Russia, the higher price sector continues to grow its share of total consumer sales, accounting for 23.2% of the market in the period July to October 2002. Gallaher has commenced significant incremental sales and marketing investment behind its higher priced brands – the second half promotional spend has increased sharply over the first half’s promotional spend – and the Group’s share of the higher price sector has increased to over 3.5%.

The very strong volume sales growth achieved in Kazakhstan and Ukraine has partly offset the increased promotional spend in Russia. In Kazakhstan, Gallaher’s share of consumer sales increased to over 21% in the period July to October, while in Ukraine the Group’s share of consumer sales stood at over 8%.

- Rest of World

Although the total cigarette market in the Republic of Ireland continues to decline (by around 2% in the period January to October 2002), Gallaher’s volume sales have remained broadly level as the Group has increased its share of consumer sales.

The ongoing growth in Gallaher’s volume sales in Asia Pacific in 2002 continues to be led by particularly strong growth in Korea.

The joint project team with the China National Tobacco Corporation – formed in September 2002 – has made good progress in preparing for dual contract manufacture and distribution agreements in China and Russia, and Gallaher remains confident that these agreements will be in place by September 2003.

Gallaher has entered into a conditional agreement to acquire the people, assets and goodwill of the Group’s third party representative agent in China for a not material sum in cash. Application documents have been lodged with the Chinese authorities to establish Gallaher representative offices in Beijing, Shanghai and Guangzhou. Approval of these applications, and completion of the acquisition, are expected by early 2003. Gallaher believes that this expansion of its presence in China will strengthen the Group’s long term prospects in this market.

- FRS 17

Gallaher is moving to accounting for pensions in accordance with FRS 17 (Retirement Benefits) this year. This will lead to a moderate increase in the overall UK pension charge in 2002 (compared to the charge that would have been made if the Group had continued to account for UK pensions in accordance with SSAP 24), and to a change in the ‘face’ of the P & L account – primarily relating to UK EBITA and to the Group’s interest charge. Under SSAP 24, all relevant pension obligations and returns on pension assets are included as a net charge in EBITA. Under FRS 17, service costs are charged to EBITA, while financing items are accounted for in the Group’s interest charge.

- Interest charge

As noted above, Gallaher expects its interest charge in 2002 (and in future years) will gain from an FRS 17 ‘credit’. Excluding the impact of FRS 17, Gallaher’s underlying interest charge continues to benefit from the Group’s strong cash generation.

16th December, 2002

For further information, contact:

Claire Jenkins – Director, Investor Relations	Tel: 01932 859 777
Anthony Cardew – Cardew & Co.	Tel: 020 7 930 0777

Cautionary Statement

This announcement includes forward-looking statements within the meaning of Section 27A of the US Securities Exchange Act of 1934, as amended. All statements other than statement of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, projected sales, costs and results, plans, the successful integration of Austria Tabak Aktiengesellschaft into our group, and objectives of management for future operations, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic conditions, foreign exchange rate fluctuation, interest rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in completing and integrating acquisitions and production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and risks to factories, as well as other uncertainties detailed from time to time in Gallaher's filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.